Exhibit 1

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE TO MAKE ALL-CASH OFFER TO ACQUIRE WESTERN WIND ENERGY CORP.

•	All-cash offer of $2.50 per common share

•	Significant premium to Western Wind’s closing prices prior to the announcements of its sale process and Brookfield Renewable’s initial investment in Western Wind

•	Provides certainty to sale process

•	Allows all shareholders to realize immediate liquidity and certainty of value

•	Offer not subject to due diligence or financing conditions

HAMILTON, Bermuda, November 23, 2012 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) today announced its intention to commence an offer (the “Offer”) to acquire all of the issued and outstanding Common Shares of Western Wind Energy Corp. (“Western Wind” or the “Company”) for cash consideration of $2.50 per share (“Price”).

The Price represents a significant premium of 110% to the $1.19 per Common Share closing price on the TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price on the TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable announcing the acquisition of 16.2% of the outstanding Common Shares of Western Wind for $2.25 per share).

Background to the Offer

On July 30, 2012, Western Wind announced that effective immediately it was commencing a sale process for the Company. On August 28, 2012, Brookfield Renewable acquired 16.2% of the outstanding Common Shares in a single transaction and approached Western Wind regarding participation in its sale process. Since that time, no offer has been presented to Shareholders of Western Wind and Brookfield Renewable could not reach agreement with the Company for participation in the sale process. Accordingly, after discussions with a number of other Shareholders, Brookfield Renewable decided to make the Offer.

While Brookfield Renewable has completed a substantial amount of analysis based on Western Wind’s public disclosure, the Offer is being made without the benefit of detailed due diligence or negotiations with the Board of Directors of Western Wind regarding the terms on which the Board would recommend the Offer to Shareholders. Brookfield Renewable would welcome the opportunity to work with the Board of Western Wind and its advisors towards a Board-supported transaction.

Other Benefits of the Offer

The Offer is not subject to due diligence or financing conditions. The other key benefits of the Offer are:

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Certainty to Sale Process. Western Wind launched its sale process on July 30, 2012, and since then, no alternative proposals for Shareholders to realize the value of their investments have been presented to Shareholders.

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Realize Immediate Liquidity. The shares of Western Wind are thinly traded on the TSXV and the Offer provides an attractive liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment.

•

Offer Structure Provides Western Wind Ample Time to Present Alternatives. The Offer will be structured to meet the requirements of a “Permitted Bid” under Western Wind’s Shareholder Rights Agreement and to allow Western Wind to have adequate time to conclude its announced sale process. This provides ample time for Shareholders to consider the Offer or for a superior proposal to be presented to Shareholders.

•

Avoid Uncertainty of Continued Investment in Western Wind. Western Wind faces significant competition from larger companies in a rapidly-consolidating renewable power industry. If Shareholders do not tender to the Offer and no other offer for Western Wind emerges, both the price and liquidity of the shares may decline.

Brookfield Renewable is a well-capitalized, experienced operator and developer of renewable power assets with approximately 5,300 MW of generating capacity, nearly 800 MW of which is wind power. Brookfield Renewable is uniquely positioned to assess the value of Western Wind’s assets.

Terms and Conditions of the Offer

Under the terms of the Offer, Brookfield Renewable would acquire, through WWE Equity Holdings Inc., an indirect wholly-owned subsidiary, all of the issued and outstanding Common Shares of Western Wind (excluding those it already owns) for $2.50 in cash per Common Share.

Brookfield Renewable owns and controls 11,004,609 Common Shares of Western Wind, representing approximately 15.9 percent of the issued and outstanding Common Shares, and 319,741 warrants that, if exercised, would represent approximately an additional 0.5 percent of the presently issued and outstanding Common Shares.

The Offer includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options granted under Western Wind’s stock option plans or upon the exercise of Western Wind’s share purchase warrants.

Full details of the Offer will be included in the formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to Shareholders. The Offer documents will be accessible under Western Wind’s profile on SEDAR beginning on November 26, 2012. The Offer will be open until January 28, 2013 at 5:00 p.m. EST. The Offer will be subject to acceptance by Shareholders independent of Brookfield Renewable owning more than 50% of the Common Shares outstanding and other offer conditions customary in the circumstances. The Offer will be structured as a “Permitted Bid” under Western Wind’s Shareholder Rights Agreement.

Brookfield Renewable has retained Canadian Stock Transfer Company Inc. as its Depositary and CST Phoenix Advisors as its Information Agent in connection with the Offer.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to unitholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws, including those relating to the Offer. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the benefits of the Offer and timing for completion of the Offer. Forward-looking statements can be identified by the use of words such as “expects”, “look forward”, and “will bring”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form.